P. E. 1/7/02

1-10304

Conformed Copy

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
7 January 2002

The Royal Bank of Scotland Group plc

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___x___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___x___

Rule 12g3-2(b) : 82 - ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group has today announced that Andrew Fisher, chief executive of Coutts Group, has resigned and is to leave on 28 February 2002 to work with The Carlyle Group, a leading private equity company. Andrew will be focusing on wealth management.

Gordon Pell, executive director and chairman, retail banking and wealth management will take over as chief executive of Coutts in addition to his existing responsibilities.

Commenting on the announcement, Gordon Pell said, "Andrew has done an outstanding job and we are extremely sorry that he has decided to leave but we wish him well in his new venture. He leaves Coutts in very good shape and exceptionally well positioned to exploit opportunities in the market place."

ENDS

For Further Information Contact

Julie Cooper, Coutts - 0207 753 1774

Carolyn McAdam, RBSG - 0131 523 2055

Notes to Editors

1. Coutts & Co is the UK private banking arm of the Coutts Group, an international private banking group owned by The Royal Bank of Scotland Group.

2. The Coutts Group manages the wealth of 70,000 high net worth clients from a network of 23 offices in the UK and 15 internationally.

3. The Coutts Group is one of the largest fund of hedge fund managers in Europe.

4. Coutts offers clients a range of products and services covering sophisticated investment products together with expertise in trust and fiduciary services and UK tax and banking services.

5. Coutts & Co was the first UK private bank to introduce an internet banking service.

6. Coutts & Co is regulated by the FSA, Registered in England No 36695. Registered Office: 440 Strand, London, WC2R 0QS

Company Announcement

The Royal Bank of Scotland Group plc

Pre-Close Trading Up-date

The Royal Bank of Scotland Group plc ('RBSG') will be responding to analysts' enquiries ahead of its close period for the year ending 31 December 2001.

RBSG has continued to achieve strong performance in each of its businesses since 30 June 2001, with sustained growth in income and improvements in efficiency as well as further substantial progress on the integration of NatWest. Whilst deteriorating economic conditions and certain specific customer situations have contributed to an increased bad debt charge, the progress of the Group as a whole is such that we are confident that results will continue to meet expectations.

Income:

Superior income growth is a particular focus of all our businesses and the first half growth of 14 per cent in income is expected to be exceeded in the second half.

Growth has been evident across all areas of the business, with particular successes in adding new small business and personal accounts, Retail Direct, Financial Markets and Direct Line.

Expenses:

Whilst we continue to incur higher expenses as we acquire customers and grow our businesses, overall expense growth is being contained to very low levels as a result of integration cost savings which are running well ahead of plan.

The Group cost:income ratio has improved further in the second half.

Provisions:

In the second half of 2001, we have seen a deterioration in the short term economic outlook which, when combined with the impact of specific customer situations, has given rise to a higher than expected bad debt charge.

Bad debt provisions arise from a continuous forward looking review of advances to customers. Where individual circumstances indicate that the amount advanced will not be recovered in full, provision is made for the assessed shortfall. The level of balance sheet provisions remains at around 80 per cent of risk elements in lending.

Credit quality:

Overall credit quality remains strong with no material change to the distribution by grade of our lending portfolio as compared with the position disclosed in the interim results presentation.

Margins:

The Group net interest margin is running ahead of the level achieved in the first half. Early action in anticipation of possible economic slowdown has led to improved lending margins which together with the benefit of funds raised in relation to the acquisition of Mellon has more than off-set the downward pressure on deposit margins arising from lower interest rates.

NatWest integration:

The integration of NatWest continues to run significantly ahead of plan both in terms of income benefits and cost savings. The speed of the integration is such that materially greater cumulative benefit will be achieved during the three year integration programme than was originally envisaged.

Furthermore, as indicated at the time of the interim results, we believe that an increase in the ultimate level of the recurring cost and revenue benefits will be achieved. A full up-date of the revised targets will be included in our annual results announcement together with an estimate of the increased costs associated with achieving both greater and faster integration benefits.

Mellon:

The acquisition of the Mellon Regional Franchise in the United States was successfully completed on 1 December 2001. The early signs are extremely encouraging, with deposit levels higher than when the acquisition was announced in July. We enjoyed excellent co-operation from Mellon in the lead up to completion and are therefore in a position to confirm the integration targets that we set out at that time.

Fred Goodwin, Group Chief Executive, commented:

"All our businesses continue to build momentum, driven by strong income growth and improving efficiency.

Credit quality remains strong, although the deterioration of the near term economic outlook and specific customer situations have prompted us to increase provision levels against the weaker elements of our loan book. Steps taken in anticipation of a possible downturn have enabled us to establish the requisite provisions whilst maintaining the strong profit growth trend evident in our recent results.

Progress on integration continues to exceed our targets, and we look forward to publishing our increased forecast in this area.

Whilst there is inevitably a greater degree of uncertainty about the immediate economic outlook, we are confident that our results will continue to meet expectations and that The Royal Bank of Scotland Group enters 2002 in good health."

The annual results for RBSG for the year to 31 December 2001 will be announced on Thursday 28 February 2002.

END

For further information please contact:

Fred Goodwin, Group Chief Executive 0131 556 8555

Fred Watt, Group Finance Director 0131 556 8555

Jonathan Atack, Head of Investor Relations 0207 427 9574

Howard Moody, Group Director, Communications 0131 523 2056

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. RBSG assumes no responsibility to update any of the forward looking statements contained in this announcement.

Registered in Scotland No 45551

THE ROYAL BANK OF SCOTLAND GROUP plc

The Royal Bank of Scotland Group plc ("the Group") announces that, following the appointment of Dr Jim Currie as a Non-executive Director, no details in connection with Sections 16.4 and 6.F.2 of the Listing Rules require to be disclosed.

11 December 2001

Telephone: 0131 556 8555
Registered in Scotland No 45551

THE ROYAL BANK OF SCOTLAND GROUP plc ("ROYAL BANK GROUP") COMPLETES ACQUISITION OF REGIONAL BANKING BUSINESS FROM MELLON FINANCIAL CORPORATION ("MELLON")

The Royal Bank Group's wholly owned subsidiary, Citizens Financial Group Inc, has completed the acquisition of the regional consumer and business banking operations of Pennsylvania based Mellon.

This acquisition was announced on 17 July 2001 subject to regulatory consents, all of which have now been obtained.

Contact:

Howard Moody, Group Director, Communications Tel: 0131-523-2057

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

7 January 2002

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By:
Name: H Campbell
Title: Head of Group Secretariat